Mail Stop 6010

June 8, 2007

Mr. Peter T. F. M. Wennink
Chief Financial Officer
ASML Holdings N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands

> **RE: ASML Holdings N.V.**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **Filed January 26, 2007**
> **File No. 000-25566**

Dear Mr. Wennink:

We have reviewed your response dated May 4, 2007 and related filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2006

Item 5. Operating and Financial Review Prospects, page 23

A. Operating Results, page 23

Critical Accounting Policies Using Significant Estimates, page 23

Share-based compensation expenses, page 26

1.   We note in your response to prior comment one that implied volatility is based on
        multiple traded stock options with an average exercise price close to the exercise
        price of your share options. However, the response does not discuss how you
        considered that one of the factors listed in Question 4 of SAB Topic 14.D.1 states
        that to exclusively rely on implied volatility the traded options must have exercise
        prices that are *both* (a) near-the-money and (b) close to the exercise price of the
        employee share options. Please confirm to us that the traded options used to
        determine the implied volatility were both near the money *and* close to the
        exercise price of the employee share options.

Consolidated Financial Statements

Note 13. Employee Benefits, page F-24

Stock Option Extension Plans and Financing, page F-27

2.   We reference prior comment three. Regarding the accounting for the A Options
        issued prior to 2001, we reference paragraph 49 of EITF 00-23 which states that if
        the amount of taxes to be reimbursed is fixed and the award otherwise qualifies as
        a fixed award, the award should be accounted for as a fixed award from the date
        of grant. Tell us how you concluded that the amount to be reimbursed to the
        company under the loan agreement is fixed since it is based on the fair value of
        the stock options at the date of exercise. If the cash payment that is contingent
        upon exercise of an option is not fixed, tell us why the stock options should not
        have been accounted for under variable accounting.

3.   Regarding the B Options issued during 2006, please tell us why you should not
        record the options as liabilities under SFAS 123-R. Clarify how you considered
        that all risk and rewards are assumed by the employee since the loan is
        mandatorily repayable when your share price reaches a level sufficient for the
        loan and related wage tax to be repaid from the proceeds with a gain of EUR 1 per
        stock option remaining for the employee.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief